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SEC

17006008

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FEB 28 2017

Washington DC 415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68334

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harbor Investment Advisory, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2330 West Joppa Road Suite 160
(No. and Street)

Lutherville Maryland 21093
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Raymond P. Dean (410) 659-8902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stout, Causey & Horning, P.A.
(Name – if individual, state last, first, middle name)

910 Ridgebrook Road Sparks Glencoe Maryland 21152
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fred C. Hill, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harbor Investment Advisory, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Fred C Hill Jr
Signature

President
Title

Susan Hellman
Notary Public
BALTIMORE CITY, MD
EXPIRES: 03/24/2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STOUT, CAUSEY & HORNING
CERTIFIED PUBLIC ACCOUNTANTS

Expertise That Works

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of Harbor Investment Advisory, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Harbor Investment Advisory, LLC (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively, the specified parties), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in the amended Form SIPC-7 with respective cash disbursement records entries as follows:

   a. Payment on page 1, line 2B of the amended Form SIPC-7 was paid via check #1156 dated July 25, 2016 in the amount of $7,060.09. We agreed the disbursement to the general ledger detail and bank statement, noting no differences.

   b. Payment on page 1, line 2F of the amended Form SIPC-7 was paid via check #1224 dated February 6, 2017 in the amount of $7,146.92. We agreed the disbursement to the general ledger detail and online bank activity, noting no differences.

2. We compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in the amended Form SIPC-7 for the year ended December 31, 2016, as follows:

   a. Compared total revenue on page 2, line 2a of the amended Form SIPC-7 to the sum of quarterly total revenue as reported per quarterly Form X-17A-5 part IIA, page 6, line 9 (code 4030), noting a $1 difference.

3. We compared any adjustments reported in the amended Form SIPC-7 with the supporting schedules and working papers as follows:

a. Compared the deduction on page 2, item 2c(1), Revenues from the distribution of shares of a registered open-end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate from transactions in security futures products of $769,827 with the general ledger detail report, noting a $1 difference.

b. Compared the deduction on page 2, item 2c(3), Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $529,590 with the general ledger detail report, noting no differences.

c. Compared the deduction on page 2, item 2c(6), 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date of $905 with the Trade History Detail Report, noting no differences.

d. Compared the deduction on page 2, item 2c(8), Incentive payment from clearing firm, credit card rewards redeemed for cash credit, employer portion of the Affordable Care Act Medical Loss Ratio Rebate, average price adjustments, and reimbursed lease expense, totaling $109,319 with the general ledger detail report, noting no differences.

e. Compared the deduction on page 2, item 2c(9)(i), Total interest and dividend expense, but not in excess of total interest and dividend income, of $33,520 with the interest and dividend income and expense as reported on the general ledger report, noting no differences.

4. We proved the arithmetical accuracy of the calculations reflected in the amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. We compared the amount of any overpayment applied to the current assessment with the the amended Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Stout, Causey & Horning, P.A.

Sparks, MD
February 24, 2017

HARBOR INVESTMENT ADVISORY, LLC

Financial Statements and
Supplementary Information Pursuant To Rule 17a-5
Under the Securities Exchange Act of 1934

Together with Report of Independent Registered Public Accounting Firm
For the Years Ended December 31, 2016 and 2015

HARBOR INVESTMENT ADVISORY, LLC

Table of Contents
For the Years Ended December 31, 2016 and 2015

STOUT,
CAUSEY &
HORNING
CERTIFIED PUBLIC
ACCOUNTANTS

Expertise That Works

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Harbor Investment Advisory, LLC:

We have audited the accompanying statements of financial condition of Harbor Investment Advisory, LLC (a Maryland limited liability company) (the Company), as of December 31, 2016 and 2015, and the related statements of operations, changes in member's capital, changes in subordinated borrowings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harbor Investment Advisory, LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, III, and IV (supplementary information) has been subjected to audit procedures performed in conjunction with the audits of Harbor Investment Advisory, LLC's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Stout, Causey & Horning, P.A.

Sparks, MD
February 24, 2017

Main | 410-403-1500 Toll Free | 800-832-3008 Fax | 410-403-1570
Address | 910 Ridgebrook Road, Sparks, MD 21152 Visit | www.scandh.com

HARBOR INVESTMENT ADVISORY, LLC

Statements of Financial Condition

As of December 31,	*2016*	*2015*
Assets		
Cash and cash equivalents	$ 1,476,301	$ 746,386
Clearing firm deposits	101,032	101,033
Receivables from clearing broker	76,011	26,040
Accrued advisory fees receivable	611,815	563,305
Prepaid expenses and other assets	130,307	127,439
Notes receivable from related parties	1,503,319	1,517,266
Furniture, equipment, and leasehold improvements, net of accumulated depreciation	77,688	57,740
Deposits	21,977	41,108
Total Assets	$ 3,998,450	$ 3,180,317
Liabilities and Member's Capital		
Liabilities		
Accounts payable, accrued expenses and other liabilities	$ 844,566	$ 776,776
Deferred revenue	578,125	671,875
Line of credit	-	1,500,000
Total Liabilities	1,422,691	2,948,651
Commitments and Contingencies (Note 4)		
Member's capital	2,575,759	231,666
Total Liabilities and Member's Capital	$ 3,998,450	$ 3,180,317

The accompanying notes are an integral part of these financial statements.

HARBOR INVESTMENT ADVISORY, LLC

Statements of Operations

For the Years Ended December 31,		*2016*		*2015*
Revenues				
Management and investment advisory fees	$	5,365,936	$	3,963,936
Commissions and other income		1,635,478		1,277,314
Total Revenues		7,001,414		5,241,250
Operating Expenses				
Employee compensation and benefits		5,209,635		4,848,506
General and administrative		649,613		694,762
Occupancy		413,186		273,351
Clearing charges		529,590		202,239
Total Operating Expenses		6,802,024		6,018,858
Operating Income (Loss)		199,390		(777,608)
Other Expenses				
Interest Expense		48,327		27,803
Net Income (Loss)	$	151,063	$	(805,411)

The accompanying notes are an integral part of these financial statements.

HARBOR INVESTMENT ADVISORY, LLC

Statements of Changes in Member's Capital
For the Years Ended December 31, 2016 and 2015

Balance at December 31, 2014	$	1,334,377
Net loss		(805,411)
Contributions from member		200,000
Distributions to member		(497,300)
Balance at December 31, 2015		231,666
Net income		151,063
Contributions from member		2,500,000
Distributions to member		(306,970)
Balance at December 31, 2016	$	2,575,759

The accompanying notes are an integral part of these financial statements.

HARBOR INVESTMENT ADVISORY, LLC

Statements of Changes in Subordinated Borrowings
For the Years Ended December 31, 2016 and 2015

Balance at December 31, 2014	$	-
Additions		1,500,000
Balance at December 31, 2015		1,500,000
Deductions		(1,500,000)
Balance at December 31, 2016	$	-

The accompanying notes are an integral part of these financial statements.

HARBOR INVESTMENT ADVISORY, LLC

Statements of Cash Flows

For the Years Ended December 31,	*2016*	*2015*
Cash Flows From Operating Activities		
Net income (loss)	$ 151,063	$ (805,411)
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by operating activities:		
Depreciation	29,505	24,720
Loss on disposal of assets	17,593	-
Changes in assets and liabilities:		
Clearing firm deposits	1	(1)
Deposits	19,131	-
Receivables from clearing broker	(49,971)	(26,040)
Accrued advisory fees receivable	(48,510)	143,463
Prepaid expenses and other assets	(2,868)	(16,267)
Deferred revenue	(93,750)	671,875
Accounts payable, accrued expenses and other liabilities	67,790	350,533
Cash and Cash Equivalents Provided By Operating Activities	89,984	342,872
Cash Flows From Investing Activities		
Issuance of notes receivable from related parties	(160,593)	(2,137,964)
Repayments of notes receivable from related parties	174,540	620,698
Purchase of furniture and equipment	(67,046)	(40,569)
Cash and Cash Equivalents Used In Investing Activities	(53,099)	(1,557,835)
Cash Flows From Financing Activities		
Borrowings on line of credit	-	1,500,000
Repayments on line of credit	(1,500,000)	-
Contributions from member	2,500,000	200,000
Distributions to member	(306,970)	(497,300)
Cash and Cash Equivalents Provided By Financing Activities	693,030	1,202,700
Net Increase (Decrease) in Cash and Cash Equivalents	729,915	(12,263)
Cash and Cash Equivalents, beginning of year	746,386	758,649
Cash and Cash Equivalents, end of year	$ 1,476,301	$ 746,386

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Harbor Investment Advisory, LLC (the Company) is a full-service broker-dealer and investment advisor that provides clients with investment portfolio solutions. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital. The Company is a Maryland limited liability company (LLC) that is 100% owned by Harbor Investment Management, LLC (the Parent).

In accordance with the operating agreement, unless sooner terminated, the Company shall continue to be in existence for perpetuity.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provisions of Rule 15c3-3. The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3. The Company has a fully-disclosed clearing arrangement with Pershing, LLC (Pershing) to provide custody and clearing services for clients of the Company.

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and other highly-liquid investments with original maturities of three months or less at the time of purchase.

Concentration of Credit Risk

The Company maintains substantially all of its cash with two financial institutions. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor. The Company periodically maintains cash balances in excess of FDIC coverage. Management has taken measures to diversify cash funds across multiple banks through an insured deposit program in order to reduce the risk of loss from cash balances in excess of FDIC insurance limits.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd

Clearing Firm Deposits

Clearing firm deposits consist of amounts held by Pershing as required by the Company's full-disclosure clearing agreement with Pershing, of which $100,000 is permanently restricted for the life of the agreement (Note 4). The amounts are held in cash equivalents.

Accrued Advisory Fees Receivable

Accrued advisory fees receivable result from monthly charges for advisory fees to customers that have not been billed to the customer or processed through Pershing as of December 31, 2016 and 2015. The Company utilizes the allowance method to provide for doubtful accounts based on management's evaluation of the collectability of the accounts receivable. There was no allowance established at December 31, 2016 and 2015, as management believes that all accounts are fully collectible.

Notes Receivable from Related Parties

The Company has various notes receivable from certain employees which are in the form of forgivable loans. During the year ended December 31, 2015, the Company issued promissory notes totaling $2,137,964. As of December 31, 2015, the Company had promissory notes outstanding totaling $1,517,266. During the year ended December 31, 2016, the Company issued promissory notes totaling $160,593. As of December 31, 2016, the Company had promissory notes outstanding totaling $1,503,319. As of December 31, 2016, the interest rates on such notes ranged from 1.29% to 2.82%. As of December 31, 2015, the interest rates on such notes ranged from 1.47% to 2.82%. The notes have various maturity dates through October 2025.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost less accumulated depreciation. All office furniture and equipment with a cost in excess of $2,500 is capitalized. Furniture and equipment are depreciated using the straight-line method over estimated useful lives of five to seven years. Leasehold improvements are depreciated using the straight-line method over the shorter of the asset's useful life or the lease term, which is approximately six years.

Valuation of Long-Lived Assets

The Company accounts for the valuation of long-lived assets in accordance with the Financial Accounting Standards Board Accounting Standards Codification (ASC) 360, *Property, Plant, and Equipment* (ASC 360). ASC 360 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived asset is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd

Valuation of Long-Lived Assets – cont'd

As of December 31, 2016 and 2015, the Company determined that none of its assets were impaired. Assets to be disposed are reportable at the lower of the carrying amount or fair value, less costs to sell. The Company has no assets intended for disposal as of December 31, 2016 and 2015.

Fee Revenue

Fee revenues include fees earned from providing investment advisory services and commissions from various fund companies. Substantially all advisory fees are recorded when the services are provided and the income is reasonably determinable. Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

Income Taxes

No provision or benefit for income taxes is required since the Company is recognized as a single member limited liability company for Federal and state income tax purposes. As such, the Company is deemed a disregarded entity for tax purposes, and any taxable income of the Company is included in the tax returns of its sole member.

ASC 740, *Income Taxes* (ASC 740), prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return as well as guidance on de-recognition, classification, interest and penalties and financial statement reporting disclosures. For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

The Company recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense. The Company does not have any amounts accrued relating to interest and penalties as of December 31, 2016 and 2015. The Company remains subject to examination by the U.S. Federal and various state authorities for the years 2013 through 2016.

Deferred Rent

The Company recognizes rent expense on a straight-line basis over the term of the lease agreements. The difference between the amount of cash paid and recognized rent expense is recorded as deferred rent and is included in accounts payable, accrued expenses and other liabilities in the accompanying statements of financial condition.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2016 and 2015 totaled $592 and $46, respectively.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd

Subsequent Events

The Company evaluated for disclosure any subsequent events through February 24, 2017, the date the financial statements were available to be issued, and determined there were no material events that warrant disclosure, except as disclosed in Note 10 to the financial statements.

2. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Depreciation expense for the years ended December 31, 2016 and 2015 totaled $29,505 and $24,720, respectively. The cost and accumulated depreciation of furniture, equipment, and leasehold improvements consists of the following as of December 31,:

	2016	2015
Furniture and equipment	$ 107,287	$ 158,367
Leasehold improvements	69,227	10,829
Less: accumulated depreciation	(98,826)	(111,456)
Furniture, equipment, and leasehold improvements, net	$ 77,688	$ 57,740

3. EMPLOYEE RETIREMENT PLAN

The Company has a defined contribution plan (the Plan) in which employees of the Company participate. The Plan covers substantially all employees upon date of hire, as defined in the Plan document. The Plan has been structured under Section 401(k) of the Internal Revenue Code. Employees may elect to make salary reduction contributions from 1% to 100% of annual compensation, subject to annual Internal Revenue Code limitations. The Company makes Traditional ADP Safe Harbor Matching Contributions equal to the sum of (a) 100% of the Participant's elective deferrals that do not exceed 3% of his or her compensation for the allocation period, plus (b) 50% of the Participant's elective deferrals that exceed 3% of his or her compensation for the allocation period but do not exceed 5% of his or her compensation for the allocation period. For the years ended December 31, 2016 and 2015, Company matching contributions totaled $113,276 and $97,051, respectively, and are included in employee compensation and benefits in the accompanying statements of operations.

4. COMMITMENTS AND CONTINGENCIES

Leasing Arrangements

The Company leases office space in one location under an operating lease agreement that expires in March 2022. An operating lease agreement from a previous office space expired in July 2016. The deferred rent balance totaled $84,496 and $12,359 as of December 31, 2016 and 2015, respectively. Rent expense totaling $413,186 and $273,351 was charged to operations for the years ended December 31, 2016 and 2015, respectively.

Future minimum lease payments under the office space leases are as follows for the years ending December 31,:

2017	$ 274,279
2018	285,250
2019	296,660
2020	308,527
2021	320,868
2022	83,426
Total	$ 1,569,010

The Company leases office equipment under operating leases with varying expiration dates through December 2020. Office equipment rent expense totaling $7,384 and $2,763 was charged to operations for the years ended December 31, 2016 and 2015, respectively.

Future minimum lease payments under the office equipment leases are as follows for the years ending December 31,:

2017	$ 7,360
2018	7,078
2019	6,876
2020	4,946
Total	$ 26,260

4. COMMITMENTS AND CONTINGENCIES – cont'd

Termination Agreement

In 2010, the Company entered into an agreement with Pershing to provide custody and clearing services for clients of the Company for a period of six years. In March 2015, the Company and Pershing modified the terms of the agreement and renewed the term for a period of eight years. As part of the renewal, the Company received from Pershing an incentive fee. This incentive fee will be recognized ratably over the life of the new agreement. The outstanding balance totaled $578,125 and $671,875 as of December 31, 2016 and 2015, respectively, and is recorded as deferred revenue on the accompanying statements of financial condition. The agreement states that if the Company moves their client accounts from Pershing, the Company will be liable for a termination fee, which decreases each year from inception through the eighth year of the agreement. As of December 31, 2016, management has no intention of moving client accounts from Pershing. The maximum termination fee totaled $2,250,000 and $2,500,000 as of December 31, 2016 and 2015, respectively.

5. LINE OF CREDIT

The Company entered into a line of credit agreement on March 23, 2015. Under the terms of the agreement, available borrowings totaled $1,000,000. The amount available was increased to $1,500,000 in September 2015. The line of credit bears interest at Prime Rate plus 0.25%. As of December 31, 2015, such rate was 3.75%. As of December 31, 2015, the outstanding balance on the line of credit was $1,500,000. The Company's corporate assets serve as collateral for this line of credit, along with limited-liability personal guaranties by the Members of Harbor Investment Management, LLC. The Company was in compliance with, or obtained a waiver for, all covenants related to the line of credit as of December 31, 2015. The draw period on the line of credit expires on September 3, 2016. The scheduled maturity date of any unpaid principal, interest, and late charges is September 3, 2017. The line of credit was entered into with prior written approval of FINRA and constitutes a satisfactory subordination agreement under Appendix D to Rule 15c3-1 under the Securities Exchange Act of 1934, as amended (The "Act" or "SEA"). Accordingly, the Lender irrevocably agrees that the obligations of the Company with respect to the payment of principal and interest are and shall be fully and irrevocably subordinate in right of payment and subject to the prior payment or provision for payment in full of all claims of all other present and future creditors of the Company whose claims are not similarly subordinated (claims hereunder shall rank pari passu with claims similarly subordinated) and to claims which are now or hereafter expressly stated in the instruments creating such claims to be senior in right of payment to the claims of the class of this claim arising out of any matter occurring prior to the date on which the Company's obligation to make such payment matures consistent with the provisions hereof. The Company paid off the outstanding line of credit balance on November 4, 2016 and the line of credit agreement was terminated.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $729,907, which was $673,603 in excess of its required net capital, and the Company's net capital ratio was 1.16 to 1. At December 31, 2015, the Company had net capital of $(130,896), which was $(182,681) in deficiency of its required net capital, and the Company's net capital ratio was (5.93) to 1.

The Company was notified in October 2015 by FINRA of a change in the SEC's position on the treatment of a bonus from the clearing firm received in March 2015. It was explained to the Company that the bonus had to be treated as deferred income over the life of the contract (96 months) but the deferred amount was not treated as aggregate indebtedness. Based on the fact that the deferred amount was not treated as aggregate indebtedness, the Company believed that the amount could be added back to member's capital. When FINRA again reviewed the Company's net capital as of September 30, 2015, the examiner noted that the SEC did not permit the add-back to net capital even though there was no written notification from the SEC. Based on the net capital as computed, the Company for tax planning reasons purchased additional furniture and paid bonuses. A combination of the disallowed add-back to capital, purchase of furniture, and the payment of bonuses created the Company's net capital deficiency.

Upon being notified by FINRA in January 2016 of the add-back mistreatment, the Company filed (Filing ID# 1052185) with the SEC under SEA Rule 17a-11(b). In January 2016, the Company received a $500,000 capital contribution to remedy the net capital deficiency.

7. EXEMPTION FROM RULE 15c3-3

The Company is subject to the provisions of Rule 15c3-3 of the SEC. However, the Company operates pursuant to the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3. By operating under this exemption, the Company is prohibited from carrying client margin accounts, or otherwise holding client funds or securities, or performing custodial duties with respect to clients' securities. Therefore, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. FOCUS REPORT

There are no differences between the accompanying financial statements and the December 31, 2016 FOCUS report filed with FINRA.

9. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which amends the existing accounting standards for revenue recognition. ASU 2014-09 supersedes the revenue recognition requirements in FASB ASC 605 and most industry-specific guidance throughout the Industry Topics in the FASB ASC. Under the new standard, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

In August 2015, the FASB deferred the effective date of the revenue recognition guidance for non-public entities to reporting periods beginning after December 15, 2018. Early adoption is permitted. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company is currently evaluating the timing of its adoption and the impact of adopting the new revenue standard on its financial statements.

In February 2016, the FASB issued Accounting Standard Update 2016-02, *Leases (Topic 842)*, which will be effective for fiscal years beginning after December 15, 2019. The distinction between finance leases (previously capital leases) and operating leases is substantially similar to the distinction between capital leases and operating leases in the previous leases guidance. Lessor accounting is also largely unchanged. For lessees, leases under both categories will be reported on the statement of financial condition as a depreciable right-to-use asset and a liability to make lease payments. The asset and liability should be initially measured at the present value of the lease payments, including payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. The asset will be depreciated and the liability will be reduced by lease payments. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company is currently evaluating the timing of its adoption and the impact of adopting the new lease standard on its financial statements.

10. SUBSEQUENT EVENTS

In January and February 2017, the Company made capital distributions totaling $88,979.

SUPPLEMENTARY INFORMATION

HARBOR INVESTMENT ADVISORY, LLC

Schedule I
Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2016

Total member's capital		$ 2,575,759
Deduction and/or charges:		
Total nonallowable assets:		
Fees receivable not offset by payable	$ 112,561	
Prepaid expenses and other assets	1,633,626	
Furniture, equipment, and leasehold improvements	77,688	
Deposits	21,977	1,845,852
Additions to member's capital		
Satisfactory Subordinated Loans Outstanding	-	-
Net capital before haircuts on securities positions		729,907
Haircuts on trading and investment securities:		
Debt securities		-
Net Capital		$ 729,907
Computation of Basic Net Capital Requirement under Rule 15c3-1 of the Securities Exchange Commission		
Minimum net capital required (Under SEC Rule 15c3-1)		$ 56,304
Excess net capital		$ 673,603
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital		$ 645,450
Computation of Aggregate Indebtedness under Rule 15c3-1 of the Securities Exchange Commission		
Total aggregate indebtedness included in statement of financial condition		$ 844,566
Ratio of aggregate indebtedness to net capital		1.16

See report of independent registered public accounting firm.

Schedule II
Computation for Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2016

As of December 31, 2016, Harbor Investment Advisory, LLC has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2016, Harbor Investment Advisory, LLC has adhered to the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2016

As of December 31, 2016, Harbor Investment Advisory, LLC has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2016, Harbor Investment Advisory, LLC has adhered to the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission.

HARBOR INVESTMENT ADVISORY, LLC

Schedule IV
Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
As of December 31, 2016

There are no material differences between the computation of net capital and aggregate indebtedness required pursuant to Rule 15c3-1 contained in the supplementary information to the financial statements and the corresponding computation prepared by, and included in, the Company's unaudited Part II Focus Report as of December 31, 2016.

OTHER INFORMATION

STOUT, CAUSEY & HORNING
CERTIFIED PUBLIC ACCOUNTANTS
Expertise That Works

Report of Independent Registered Public Accounting Firm

To the Member of
Harbor Investment Advisory, LLC:

We have reviewed management's statements, included in the accompanying Harbor Investment Advisory, LLC Exemption Report, in which (1) Harbor Investment Advisory, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Harbor Investment Advisory, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Harbor Investment Advisory, LLC stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Harbor Investment Advisory, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harbor Investment Advisory, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stout, Causey & Horning, P.A.

Sparks, MD
February 24, 2017

Harbor Investment Advisory, LLC Exemption Report

Harbor Investment Advisory, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(ii) throughout the most recent fiscal year ended December 31, 2016, without exception.

Harbor Investment Advisors, LLC

I, Raymond Dean, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Raymond P. Dean

Raymond Dean, FINOP

February 9, 2017